Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Baqua, Incorporated
325 W Main St Suite 300
Lexington, KY 40507
www.baqua.com

Up to $500,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Baqua, Incorporated
Address: 325 W Main St Suite 300, Lexington, KY 40507
State of Incorporation: DE
Date Incorporated: March 28, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $500,000.00 | 200,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Bonuses

Time-Based Perks:

Friends and Family

Invest in the first 48 hours and get an additional 20% bonus shares

Super Early Bird

Invest in the first week and get an additional 15% bonus shares

Early Bird

Invest in the first 2 weeks and get an additional 10% bonus shares

Amount Based Perks:

$500+

5% Discount

Invest $500+ and receive a 5% discount for 1 year on products purchased online

$1,000+

10% Discount

Invest $1,000+ and receive a 10% discount for 1 year on products purchased online

$2,500+

15% Discount

Invest $2,500+ and receive a 15% discount for 2 years on products purchased online

$5,000+

20% Discount w/ 5% Bonus Shares

Invest $5,000+ and receive a 20% discount for 2 years on products, a call with our founders, a small sampler pack of products, and 5% bonus shares

$20,000+

Founder Access w/ 10% Bonus Shares

Invest $20,000+ and receive dinner and two-night accommodations* to spend time with our founding team. Includes a large sampler pack of products and 10% bonus shares

**Includes $400 towards transport.*

**All bonuses occur after the offering is commpleted.*

The 10% Bonus for StartEngine Shareholders

Baqua, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Our company crafts delicious plant based beverages that support digestive health. All our products contain body boosting ancient grains. The original line delivers quad

power: prebiotics, antioxidants, vitamins and electrolytes. This drink is perfect for athletes, with more balanced electrolytes than leading sports drinks. Baqua's newest lines are prebiotic hemp drinks and shots, containing ancient grain prebiotics with the addition of hemp, rich in heart healthy Omega-3 fatty acids. In development are hemp elixir shots, hemp coffee energy shots, a ready to drink hemp tea, and a chilled ready to drink hemp coffee. Baqua was first organized as Belgrio LLC and operated under that name in the early stages of Research and Development. In March of 2016, Belgrio LLC went through a conversion to Baqua, Inc., a registered C-corporation.

Competitors and Industry

Since the passage of the 2018 Farm Bill, many new hemp products have come to market. Hemp Sparkling waters like Recess and Tree Below Zero are trending. Lumen has hemp elixir wellness drinks, as does The Hemp Division with its Rise, Rest, Cruise, and Glide hemp drinks. Kona Gold has developed a line of hemp energy drinks. Crafted with heart healthy ancient grains, Baqua's original line delivers natural refreshment similar to BodyArmor, but with more balanced nutrients.

Current Stage and Roadmap

Baqua has developed and produced five flavors of its original wellness drinks and commercialized four of those flavors. We have had certification and production delays, so we currently have no product in the market. Baqua plans to introduce its line of hemp elixirs and hemp shots iin the first quarter 2020, and produce three flavors of the original line. Baqua plan to introduce its Hemp Teas and Hemp Coffees to the market in second quarter 2020. Baqua plans to restock product on Amazon Prime and in central Kentucky, and looks to also expand distribution to Cincinnati, Ohio, west LA, and NYC.

The Team

Officers and Directors

Name: Sandra Marlowe

Sandra Marlowe's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: March 30, 2016 - Present
  Responsibilities: Set policy and company strategy. Sandra takes no compensation currently from Baqua, Inc.

- **Position:** CEO
  Dates of Service: March 30, 2016 - Present
  Responsibilities: Oversee Daily Operations. Sandra takes no compensation currently from Baqua, Inc.

Name: David Hasler

David Hasler's current primary role is with G4S Retail Solutions. David Hasler currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Governing Board Member
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Assist in setting company policies and critique financial presentations at Board Meetings. No compensation.

Other business experience in the past three years:

- **Employer:** Fazolis
  Title: CFO, Treasurer & Corporate Secretary
  Dates of Service: December 10, 2016 - September 22, 2017
  Responsibilities: Finance, Accounting, Strategy, Legal

Other business experience in the past three years:

- **Employer:** Breakthrough Solutions
  Title: Owner and President
  Dates of Service: October 17, 2017 - Present
  Responsibilities: Finance and Strategy Consulting, primarily for startups.

Other business experience in the past three years:

- **Employer:** G4S Retail Solutions
  Title: VP Retail Strategy
  Dates of Service: December 03, 2018 - Present
  Responsibilities: Business Development for Cash-Handling Treasury Technology Solutions used in retail, entertainment and other venues.

Other business experience in the past three years:

- **Employer:** University of Kentucky
  Title: Executive-in-Residence
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Asked to develop a course on business ethics for senior level business students and teach the inaugural class.

Name: Rachael Bullock

Rachael Bullock's current primary role is with Mary Kay Cosmetics . Rachael Bullock currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Secretary
  Dates of Service: April 01, 2016 - Present
  Responsibilities: Attend Board meeting, take minutes, submit for approval. Rachael currently takes no compensation for her role with Baqua, Inc.

Other business experience in the past three years:

- **Employer:** Mary Kay Cosmetics
  Title: Senior Sales Director
  Dates of Service: September 22, 2004 - Present
  Responsibilities: Team building and sales training, also training a sales team in Peru

Name: Bena Halecky

Bena Halecky's current primary role is with Atalo Hemp. Bena Halecky currently services .5--Consulting, board meetings hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Board Member
  Dates of Service: March 20, 2017 - Present
  Responsibilities: Advise on Production. Bena currently takes no compensation for this role with Baqua, Inc.

Other business experience in the past three years:

- **Employer:** Proctor and Gamble
  Title: Director of Product Supply, Chemical and Fragrance
  Dates of Service: August 15, 1981 - December 12, 2016
  Responsibilities: Oversaw the entire supply chain including Manufacturing, Product Development, Engineering, IT, and Quality.

Other business experience in the past three years:

- **Employer:** Atalo Hemp
  Title: Director
  Dates of Service: June 01, 2017 - Present
  Responsibilities: Expertise in Supply System Management(Manufacturing, Quality, Product Development), Finance, and Leadership.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage or food industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $100,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service our Baqua beverage products. Our revenues are therefore dependent upon the market for these products.

We may never have an operational product or service

It is possible that we will never commercially produce our beverages, or that our products may never generate significant sales. If this risk event occurs, it could be indicative of rapidly changing consumer taste preferences, of unforeseen increase in competitive pressures, or of our team's inability to raise adequate capital and/or the high-quality professionals we need to succeed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will likely need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Baqua, Inc. was formed on 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Baqua, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our family of prebiotic beverages are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on outside government regulators such as the FDA (Food and Drug Administration), the FTC (Federal Trade Commission), and other regulatory bodies. The laws and regulations concerning the beverage sales may be subject to change, and if they do change, then sales of our product may no longer be possible. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Baqua or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Baqua could harm our reputation and materially negatively impact our financial condition and business.

Production Risks
The Company is dependent upon the safe and efficient production of our products from co-packers, as we do not own manufacturing equipment to produce the products. There may be recalls of ingredients used, or recalls if there is a manufacturing problem affecting product safety.

Rapidly Changing Laws pertaining to Hemp and Cannabidiol (CBD)
Although legal sales of hemp and hemp-based products have been rapidly growing in the U.S., there can be no assurance that recent federal legalization of hemp and the widespread state legalization of cannabis and hemp will persist, and in fact these laws could in the future be reversed. However, Baqua does not plan to derive all of its future revenues from beverages containing hemp, which we believe both mitigates the effects of this risk and gives us stability-enhancing product diversity.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Royalty Ridge LLC (managed and owned by Sandra Marlowe)	1,365,500	Common Stock	63.3
Greenline BDC Inc.	525,000	Common Stock	24.35

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Convertible Revolving Promissory Note, Senior Secured Convertible Promissory Note, OID Convertible Note, OID Convertible Note, and Convertible Commercial Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 200,000 of Common Stock.

Common Stock

The amount of security authorized is 8,000,000 with a total of 2,155,655 outstanding.

Voting Rights

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time.

Material Rights

There are no material rights associated with Preferred Stock.

Convertible Revolving Promissory Note

The security will convert into Common and the terms of the Convertible Revolving Promissory Note are outlined below:

Amount outstanding: $128,100.00
Maturity Date: October 31, 2020
Interest Rate: 8.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Filing of an S-1 Registration

Material Rights

Upon successful filing of a Form S-1 Registration with the SEC, the note automatically converts (principal + accrued and unpaid interest) into shares of common stock at a fixed conversion price of $1.25 per share.

Senior Secured Convertible Promissory Note

The security will convert into Common and the terms of the Senior Secured Convertible Promissory Note are outlined below:

Amount outstanding: $54,000.00
Maturity Date: August 31, 2018
Interest Rate: 9.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: On Demand

Material Rights

The noteholder has the option to converts (principal + accrued and unpaid interests) into shares of Common Stock at a fixed conversion price of $1.80 per share.

OID Convertible Note

The security will convert into Common and the terms of the OID Convertible Note are outlined below:

Amount outstanding: $25,000.00
Maturity Date: December 12, 2021
Interest Rate: 8.0%
Discount Rate: 0.25%
Valuation Cap: $0.00
Conversion Trigger: Note Holder Demand after 6 months

Material Rights

There are no material rights associated with OID Convertible Note.

OID Convertible Note

The security will convert into Common and the terms of the OID Convertible Note are outlined below:

Amount outstanding: $175,000.00
Maturity Date: January 31, 2021
Interest Rate: 9.0%
Discount Rate: 25.0%
Valuation Cap: $0.00
Conversion Trigger: Note Holder Demand after 6 months

Material Rights

There are no material rights associated with OID Convertible Note.

Convertible Commercial Note

The security will convert into Common and the terms of the Convertible Commercial Note are outlined below:

Amount outstanding: $10,500.00
Maturity Date: March 30, 2020
Interest Rate: 5.0%
Discount Rate: 50.0%
Valuation Cap: $0.00
Conversion Trigger: 33 Act Filing

Material Rights

There are no material rights associated with Convertible Commercial Note.

What it means to be a minority holder

As a minority holder of the common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $190,000.00
  Number of Securities Sold: 76,000
  Use of proceeds: Legal, accounting, design, insurance and operating expenses
  Date: March 01, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $30,200.00
  Number of Securities Sold: 15,100
  Use of proceeds: Sample product, general operating expenses, and marketing expenses
  Date: December 31, 2016
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Results of Operations</u>

The Nine-Month Period Ended September 30, 2019

Revenue. During the nine-month period ended September 30, 2019, the Company's revenue totaled $382, all of which was from online sales of the Company's beverage products. The Company's minimal revenue during this period was attributed to its focus on developing its new hemp products, which required the majority of the Company's limited financial resources.

Cost of Goods Sold. The Company recorded cost of goods sold in the amount of $345 during the nine-month period ended September 30, 2019. These costs consisted primarily of production and bottling costs and online selling fees.

Operating Expenses. Operating expenses for the nine-month period ended September 30, 2019 totaled $38,179 and consist of the following general and administrative expenses:

Legal & professional $ 13,036

Insurance 4,487

Rent 4,500

Dues and subscriptions 3,526

Telephone 3,364

Compliance 2,889

Depreciation 1,546

Other 4,831

$ 38,179

Legal and professional fees consist of accounting services, legal services, and computer/information system services and support. Dues and subscription expenses are for the Company's various software licenses such as QuickBooks, Smartsheet, DocuSign, and Microsoft. Compliance expenses are related to various state and federal filings that the Company is required to provide. Other operating expenses consists of expenses such as bank fees, postage and delivery fees, office supplies, and travel related expenses.

The Company's operating expenses during the nine-month period ended September 30, 2019 also included $9,251 of sales and marketing expense. The $9,251 included $6,012 of expense related to fees paid by the Company to sales and marketing professionals and $3,239 related to sales and marketing expenses such as Facebook and the production of marketing materials and videos.

Interest Expense. During the nine-month period ended September 30, 2019, the Company incurred $35,045 of interest expense. This consisted of $21,864 of accrued and unpaid interest related to the Company's notes payable and $13,181 related to interest charges on the Company's credit card purchases.

The Year Ended December 31, 2018 As Compared To The Year Ended December 31, 2017

Revenue. Revenue for the fiscal year ended December 31, 2018 was $6,211, which represents a decrease of $715, or 10.3%, from the $6,926 that was generated during the fiscal year ended December 31, 2017. The decrease in revenue was primarily related to lower product sales to one of the Company's retail customers and lower online sales. Fiscal year 2018 product sales to the previously mentioned retail customer decreased by approximately $1,798 and the Company's online sales decreased by approximately $522 as compared to fiscal year 2017. These revenue decreases were partially offset by $1,117 of fiscal year 2018 revenue generated from two new customers.

Operating Expenses. Fiscal year 2018 operating expenses included $71,048 of general and administrative expenses, which represents a decrease of $120,351, or 62.9%, from the $191,399 that was incurred during fiscal year 2017. The following is a summary of the Company's general and administrative expenses for the fiscal years ended December 31, 2018 and 2017:

For the Years Ended December 31, 2018 2017

Legal & professional $ 24,776 $ 68,164

Wages and taxes - 47,543

Travel 2,254 16,059

Insurance 4,525 3,581

Rent 6,000 6,000

Dues 4,607 9,015

Phone 4,334 3,809

Compliance 1,017 2,722

Depreciation 2,708 (50)

Other 20,827 34,556

  Total $ 71,048 $ 191,399

The significant reduction in fiscal year 2018 legal and professional fees is primarily attributable to a $33,930 decrease in accounting fees and a $9,880 reduction in legal fees. During fiscal year 2017, the Company retained the services of an accounting professional who did minimal work for the Company during fiscal year 2018. The lack of said accounting services saved the Company approximately $30,613 during fiscal year 2018 as compared to fiscal year 2017.

During fiscal year 2017, the Company employed several individuals to provide general office support, with wages and related taxes for said individuals totaling $47,543. No such expense was incurred during fiscal year 2018, as the Company did not have any employees other than the CEO, who drew no cash compensation from the Company during this period.

Fiscal year 2018 travel expenses decreased by $13,805, or 86%, as the Company's business development activities matured. The majority of fiscal year 2017 travel expenses were in relation to the Company's development of business relations with both its bottler/packager and retail customers. Having established these relationships, the Company significantly reduced authorized travel expenditures during fiscal year 2018.

During fiscal year 2018, the Company's other general and administrative expenses decreased by $13,729, or 39.7%, as compared to fiscal year 2017. The primary reason for this reduction was the $6,870 decrease in fiscal year 2018 fees paid to third parties for various general and administrative support functions. The Company also decreased its fiscal year 2018 meals and entertainment expenses by $2,694 as compared to fiscal year 2017 expenditures. In addition, the Company's fiscal year 2018 other general and administrative expenses saw payroll processing expenses decrease by $1,285, its printing and reproduction expenses decrease by $1,229, and its postage and delivery expenses decrease by $1,256.

The Company's operating expenses during the fiscal year ended December 31, 2018 included $96,332 of expenses related to its sales and marketing activities, which represents a decrease of $32,874, or 25.4%, as compared to the $129,206 that was incurred during fiscal year 2017. The Company incurred $47,078 of advertising/promotion expense during fiscal year 2018, with the majority of this expense related to online marketing services. During fiscal year 2017, the Company incurred $44,415 of advertising/promotion expense. During fiscal year 2018, the Company recorded $37,500 in fees to a third-party firm that was retained to provide business development services, which is 50%, less than the $75,000 recorded during fiscal year 2017.

Interest Expense. During fiscal year 2018, the Company incurred $86,504 of interest expense, which represents an increase of $63,164 from the $23,340 of interest expense incurred during fiscal year 2017. The $86,504 consisted of $70,221 of interest expense related to the Company's notes payable and $16,283 related to interest charges on the Company's credit card purchases. With regard to the $70,221 that was incurred in relation to the Company's debt instruments, $47,500 was the amortization of the debt discount on the Company's Original Issue Discount (OID) Promissory Notes.

The $23,340 of fiscal year 2017 interest expense included $15,379 of interest expense related to its debt instruments and an additional $7,961 of interest expense related to interest charges on the Company's credit card purchases.

Historical results and cash flows:

The company is going from R&D development stage to launch and expansion stage. The past financials will differ from future financials. At this stage it is not possible to fully predict what these changes will be. Investors can expect Baqua to gain market/brand traction and product sales and distribution.

Here is information on our historical results and cash flows, specifically our liquidity and Capital Resources.

As of December 31, 2018, the Company had cash totaling $13,973, which represents a decrease of $15,993, or 53.3%, from the $29,966 cash balance as of December 31, 2017. The Company's fiscal year 2018 operating activities used net cash of $162,956, which is an improvement of $122,723, or 43%, as compared to the $285,679 of net cash used by operations during fiscal year 2017.

As of December 31, 2018, the Company had a working capital deficit of $498,598, which is an increase of $189,986, or 61.6%, from the $308,612 working capital deficit as of December 31, 2017.

The Company had an accumulated deficit of $1,181,802 as of December 31, 2018, which represents an increase of $254,672 as compared to the Company's $927,130 accumulated deficit as of December 31, 2017.

As previously stated, from its inception on March 14, 2014 through December 31, 2018, the Company has generated minimal revenue. As a result, the Company has financed its business activities via cash proceeds from the sale of its common stock and by the issuance of debt instruments. During fiscal year 2018, the Company generated cash proceeds of $142,500 from the sale of 76,000 shares of its common stock. These shares were sold to Holders of the Company's Original Issue Discount (OID) Promissory Notes. The original principal of these notes was $190,000, of which $142,500 was cash proceeds to the Company and the remaining $47,500 was the original issue discount. During fiscal year 2018, the Company had net cash proceeds of $3,963 from the issuance of debt. This consisted of $89,463 borrowed from unrelated parties and an additional $74,000 borrowed from related parties, which was offset by $159,500 of debt payments made by the Company during fiscal year 2018.

During fiscal year 2017, the Company generated net cash of $30,200 from the sale of 15,100 shares of its common stock. The Company sold these shares in December 2016 via its Crowd Funding offering on Start Engine. The Company received these funds, and issued the related shares of common stock, in January 2017. The Company also generated net cash proceeds of $251,375 via the issuance of debt instruments. This consisted of $60,000 borrowed from related parties, a total of $62,000 borrowed from two independent entities, and $129,375 borrowed via the issuance of the Company's Original Issue Discount (OID) Promissory Notes.

The Company will have additional capital requirements in the foreseeable future. Currently, the Company does not anticipate being able to satisfy its cash requirements solely through the sale of its products, and therefore the Company will attempt to raise additional capital through the sale of its common stock and/or the issuance of debt instruments. The Company cannot be certain that it will have sufficient capital to finance its growth and/or business operations or that such capital will be available on terms that are favorable to the Company or at all. In addition, the Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The founders have extended a $200,000 revolving line of credit that Baqua has used, and is presently close to its capacity. One other business development company has been extending the company bridge loans. The company is working on developing additional lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company needs the funds from this raise to move past the development stage. Current overhead is minimal. Day to day operations are being handled out of pocket. To execute the business plan, we need expansion capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary. We will deploy the capital for marketing, which is key to driving product sales, production, new market entry, and general corporate operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We currently have only minimal operational expenses after experiencing product sales in 2017 and 2018. If at this point we completely failed both to raise capital and to finance product production and sales, we could still run the business at current expense levels for approximately one year.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate for at least 12 months if the maximum funding goal is reached.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If the company successfully completes raising its max offering and proceed to operate according to its plan, the Company will consider financing options which may include a public offering.

Indebtedness

- **Creditor:** Sandra Marlowe
  Amount Owed: $128,100.00
  Interest Rate: 8.0%
  Maturity Date: January 01, 2021
  Upon successful filing of a Form S-1 Registration with the SEC, the note automatically converts (principal + accrued and unpaid interest) into shares of common stock at a fixed conversion price of $1.25 per share.

- **Creditor:** FV Investments
  Amount Owed: $69,951.00
  Interest Rate: 8.0%

Maturity Date: September 28, 2019
This debt is currently past its maturity date and in default. Baqua, Inc. is currently in discussions regarding payment of this debt and does not plan to use investor money to pay down this debt.

- **Creditor:** 10 Convertible Bridge Notes Holders
  Amount Owed: $9,250.00
  Interest Rate: 5.0%
  Maturity Date: June 26, 2020
  Option to convert the outstanding loan principal into shares of the Company's common stock at a per share conversion price of $1.25. Option can be exercised only upon (1) a qualified equity filing, (2) a corporate transaction, and (3) maturity date.

- **Creditor:** Greenline BDC
  Amount Owed: $140,571.00
  Interest Rate: 9.0%

- **Creditor:** Betty Williams
  Amount Owed: $59,474.00
  Interest Rate: 8.0%
  Maturity Date: January 01, 2022

Related Party Transactions

- **Name of Entity:** Sandra W. Marlowe
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The amount outstanding as of September 30, 2019 is $185,384.00. This is a combined amount of two loans ($36,700 accrued liabilities for related parties (see page 18 of financials) and $148,684 related party transaction (see page 23 of financials). There is a 8% interest per annum for the $148,684 outstanding loan.
  Material Terms: No formal documentation at this time. No maturity date.

- **Name of Entity:** Greenline BDC, Inc
  Names of 20% owners: Theodore Herman
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: 525,000 shares
  Material Terms: On December 2, 2019, Greenline BDC Inc. (Greenline), a third-party entity that has provided both consulting services and $121,838 of funding (see Note 10. Notes Payable and Accrued Interest) to the Company, purchased 525,000 shares of the Company's common stock from Royalty Ridge LLC (Royalty Ridge) for cash proceeds of $52.50.

- **Name of Entity:** Betty Williams

Relationship to Company: Family member

Nature / amount of interest in the transaction: In 2018, the Company borrowed $50,000 from Betty Williams, the mother of the Company's CEO, Sandra Marlowe. In 2019, the Company borrowed $5,000 from Betty Williams.

Material Terms: As of September 30, 2019, in lieu of formal loan documents that specify the terms and conditions related to the borrowing of these funds, the Company has recorded these borrowings as related party notes payable under the current liabilities section of its balance sheet. The Company has accrued interest on these funds at the rate of eight percent (8%) per year.

Valuation

Pre-Money Valuation: $5,389,137.50

Valuation Details:

We decided on our valuation based on prior rounds, our products and expansion opportunities. We have had prior raises at $1.80 (Friends and Family) $2.00 (Reg CF Crowdfund), and $2.50 (Tax incentive round through the Kentucky Angel Investment Act.) The current offering stock price is at $2.50 per share. Our justification is product line expansion in a hyper-growth industry, projected team expansion, and market growth opportunity as disclosed.

All valuations of Reg CF's are arbitrary (as with any public or private offering). The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Operations*
  20.0%
  General operating expenses, insurance, rent, parking.

- *Working Capital*
  24.0%
  General legal fees, financial work with CPA, trademark attorney.

- *Inventory*
  24.0%
  Purchase of bottles, labels, and design work for new Hemp Tea Line.

- *Marketing*

25.0%

We will work with key social platform influencers in the health and wellness space, as well as promotions and advertisements for direct to consumer sales online. There will also be advertising to consumers in the geographical areas where Baqua is stocked in retail outlets.

If we raise the over allotment amount of $500,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  20.0%
  We will work with key social platform influencers in the health and wellness space, as well as promotions and advertisements for direct to consumer sales online. There will also be advertising to consumers in the geographical areas where Baqua is stocked in retail outlets.

- *Working Capital*
  24.0%
  These funds will allow the servicing of our ongoing financial obligations for product liability insurance, D&O insurance, rent, certification fees, professional organization fees.

- *Company Employment*
  20.0%
  Baqua will hire the team members, some whom we have already identified, to promote sales into targeted metropolitan areas. We will add an advertising manager to co-ordinate our promotions across social platforms, traditional media. We will hire samplers for in-store and pop-up promotions, and an administrative assistant.

- *Operations*
  15.0%
  These funds will be deployed for legal fees, accountant and auditor fees.

- *Escrow Fees and Offering Expenses*
  4.0%
  These funds will used for fees related to taking on new investors.

- *Inventory*
  10.0%
  Production of new line extensions

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.baqua.com (On the Investor Information page.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/baqua

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Baqua, Incorporated

[See attached]

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln   Ph.: +1(832)768-9254
Sugar Land, TX, 77498   Email:cpataxconsultant@gmail.com

Independent Accountant's Review Report

To Management
Baqua Inc.
325 West Main Street, Third Floor
Lexington, KY

I, Oluwatosin Anifowoshe, CPA, have reviewed the accompanying financial statements of Baqua, Inc., which comprise the Balance sheets as of December 31, 2017, December 31,2018 and as of September 30, 2019 and the related statement of income, changes in stockholders' equity and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my report.

1

Oluwatosin Anifowoshe, CPA
Certified Public Accountant
10615 Hillsdale Bridge Ln **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498 **Email:cpataxconsultant@gmail.com**

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with U.S. generally accepted accounting principles.

Oluwatosin Anifowoshe, CPA
Houston, Texas
January 30, 2020

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln   Ph.: +1(832)768-9254
Sugar Land, TX, 77498   Email:cpataxconsultant@gmail.com



Unaudited Financial Statements

Fiscal/Calendar Years 2017, 2018
First Nine Months 2019

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln	Ph.: +1(832)768-9254
Sugar Land, TX, 77498	Email:cpataxconsultant@gmail.com

Baqua, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	September 30, 2019	December 31, 2018	December 31, 2017
Assets			
Current assets			
Cash and cash equivalents	$ 6,983	$ 13,973	$ 29,966
Accounts receivable	-	109	1,880
Inventory	-	198	19,559
Prepaid expenses	-	418	1,711
Total current assets	6,983	14,698	53,116
Equipment, net of accumulated depreciation	1,825	3,371	7,432
Total assets	$ 8,808	$ 18,069	$ 60,548
Liabilities and Stockholders' Deficit			
Current liabilities			
Accounts payable and accrued expenses	$ 122,961	$ 119,953	$ 131,238
Accrued liabilities - related parties	36,700	27,145	19,498
Secured convertible note payable and accrued interest	68,726	65,091	60,231
Convertible bridge notes and accrued interest	9,357	-	-
Note payable and accrued interest	140,571	131,881	65,307
Notes payable and accrued interest - related parties	208,158	169,226	85,454
Total current liabilities	586,473	513,296	361,728
Long-term notes payable, net of debt discount	-	-	129,375
Total liabilities	586,473	513,296	491,103
Stockholders' deficit			
Common stock, $0.0001 par value, 8,000,000 shares authorized, 2,155,655 shares issued and outstanding as of September 30, 2019 and December 31, 2018 and 2,079,655 shares issued and outstanding as of December 31, 2017	216	216	208
Additional paid-in capital	686,359	686,359	496,367
Accumulated deficit	(1,264,240)	(1,181,802)	(927,130)

4

Total stockholders' deficit		(577,665)		(495,227)	(430,555)
Total liabilities and stockholders' deficit	$	8,808	$	18,069	$	60,548

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln   Ph.: +1(832)768-9254
Sugar Land, TX, 77498   Email:cpataxconsultant@gmail.com

Baqua, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	For the Nine Months Ended	For the Years Ended	
	September 30, 2019	December 31, 2018	December 31, 2017
Revenue	$ 382	$ 6,211	$ 6,926
Cost of revenue	345	6,999	5,415
Gross profit (loss)	37	(788)	1,511
Operating expenses:			
General and administrative	38,179	71,048	191,399
Sales and marketing	9,251	96,332	129,206
Total operating expenses	47,430	167,380	320,605
Loss from operations	(47,393)	(168,168)	(319,094)
Other income (expense):			
Interest expense	(35,045)	(86,504)	(23,340)
Total other expense	(35,045)	(86,504)	(23,340)
Net loss before income taxes	(82,438)	(254,672)	(342,434)
Provision for income taxes	-	-	-
Net loss	$ (82,438)	$ (254,672)	$ (342,434)
Net loss per share - basic and diluted	$ (0.04)	$ (0.12)	$ (0.16)
Weighted average shares outstanding - basic and diluted	2,155,655	2,144,060	2,078,282

The accompanying notes are an integral part of these unaudited consolidated financial statements.

6

10615 Hillsdale Bridge Ln   Ph.: +1(832)768-9254
Sugar Land, TX, 77498   Email:cpataxconsultant@gmail.com

Oluwatosin Anifowoshe, CPA
Certified Public Accountant
10615 Hillsdale Bridge Ln   Ph.: +1(832)768-9254
Sugar Land, TX, 77498   Email:cpataxconsultant@gmail.com

Baqua, Inc.
Condensed Consolidated Statement of Stockholders' Deficit
(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance at December 31, 2013	-	$ -	$ -	$ -	$ -
Shares issued for cash	369,828	37	16,963	-	17,000
Net loss for the year	-	-	-	(19,568)	(19,568)
Balance at December 31, 2014	369,828	$ 37	$ 16,963	$ (19,568)	$ (2,568)
Shares issued for cash	1,609,096	161	39,514	-	39,675
Net loss for the year	-	-	-	(43,077)	(43,077)
Balance at December 31, 2015	1,978,924	$ 198	$ 56,477	$ (62,645)	$ (5,970)
Shares issued for cash	85,631	8	135,667	-	135,675
Fair value of warrants issued	-	-	274,025	-	274,025
Net loss for the year	-	-	-	(522,051)	(522,051)
Balance at December 31, 2016	2,064,555	$ 206	$ 466,169	$ (584,696)	$ (118,321)
Shares issued for cash	15,100	2	30,198	-	30,200
Net loss for the year	-	-	-	(342,434)	(342,434)
Balance at December 31, 2017	2,079,655	$ 208	$ 496,367	$ (927,130)	$ (430,555)
Shares issued for cash	76,000	8	189,992	-	190,000
Net loss for the year	-	-	-	(254,672)	(254,672)

Balance at December 31, 2018	2,155,655	$ 216	$ 686,359	$ (1,181,802)	$ (495,227)
Net loss for the nine months ended September 30, 2019	-	-	-	(82,438)	(82,438)
Balance at September 30, 2019	2,155,655	$ 216	$ 686,359	$ (1,264,240)	$ (577,665)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**

Baqua, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	For the Nine Months Ended September 30, 2019	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Cash Flows from Operating Activities			
Net loss	$ (82,438)	$ (254,672)	$ (342,434)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	1,546	2,709	(50)
Amortization of debt discount	-	47,500	-
Accrued interest on notes payable	21,864	22,721	11,963
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	109	1,771	(1,880)
(Increase) decrease in inventory	198	19,361	(13,079)
(Increase) decrease in prepaid expenses	418	1,293	(385)
Increase (decrease) in accounts payable and accrued liabilities	3,008	(11,285)	53,821
Increase in accrued liabilities - related parties	9,555	7,646	6,365
Net cash used in operating activities	(45,740)	(162,956)	(285,679)
Cash flows from investing activities			
Equipment purchased	-	-	(5,731)
Disposal of fully depreciated equipment	-	-	1,298
Proceeds from the return of equipment to vendor	-	1,352	-
Net cash provided by (used in) investing activities	-	1,352	(4,433)
Cash flows from financing activities			
Proceeds from the issuance of common stock	-	142,500	30,200
Proceeds from convertible bridge notes	9,250	-	-
Proceeds from notes payable	500	89,463	191,375
Proceeds from notes payable - related party	29,000	74,000	60,000
Payment of loan principal	-	(159,500)	-
Payment of loan interest	-	(852)	-
Net cash provided by financing activities	38,750	145,611	281,575
Net increase (decrease) in cash	$ (6,990)	$ (15,993)	$ (8,537)

10

Cash, beginning balance	$	13,973	$	29,966	$	38,503
Cash, ending balance	$	6,983	$	13,973	$	29,966
Supplemental Disclosures:					
Cash paid for income taxes	$	-	$	-	$	-
Cash paid for interest expense	$	13,181	$	17,135	$	11,377
Disclosure of Non-Cash Transactions:					
OID discount converted into common stock	$	-	$	47,500	$	-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

10615 Hillsdale Bridge Ln   Ph.: +1(832)768-9254
Sugar Land, TX, 77498   Email:cpataxconsultant@gmail.com

Baqua, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Nature of Operations

Baqua, Inc. ("Baqua", "we", "us", "our", or the "Company") is a Delaware corporation originally formed on March 14, 2014 as a Kentucky limited liability company under the name of Belgrio, LLC, and converted to a Delaware stock corporation as Baqua, Inc. on March 28, 2016. Baqua is based in Lexington, Kentucky and was founded to sell beverage products into a niche market in the beverage industry, the functional beverage category. As of September 30, 2019, Baqua has developed five beverage products, which we intend to produce, market, sell and distribute by developing a regional distribution system in the U.S.A.

Note 2. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business

As reflected in the accompanying financial statements, the Company had a net loss of $82,438 for the nine-month period ended September 30, 2019. As of September 30, 2019, the Company had an accumulated deficit of $1,264,240, a stockholders' deficit of $577,665, and negative working capital of $579,490. In addition, the Company has not demonstrated the ability to consistently generate net profits from its business operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

Management intends to raise additional funds by way of a public or private offering. While the Company believes in the viability of this strategy, the Company cannot offer any assurances that it will be successful in its ability to raise funds. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Note 3. Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies of Baqua, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

10615 Hillsdale Bridge Ln   Ph.: +1(832)768-9254
Sugar Land, TX, 77498   Email:cpataxconsultant@gmail.com

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. GAAP rules and regulations for presentation of financial information. Current and future financial statements may not be directly comparable to the Company's historical financial statements. Accordingly, the results of operations for the interim period are not necessarily indicative of the results to be expected for any other interim period or for the current or any other full year.

Risks and Uncertainties

The Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and technologies, and a limited operating history.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and legal counsel assess such contingent liabilities, and such assessment inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed. Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include collectability of accounts receivable, accounts payable, sales returns, and recoverability of long-term assets.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances were $6,983 and $13,973 as of September 30, 2019 and December 31, 2018, respectively. As of December 31, 2017, the Company's cash on hand totaled $29,966.

The Company maintains cash balances at financial institutions insured up to two-hundred fifty thousand dollars ($250,000) by the Federal Deposit Insurance Corporation.

Accounts Receivable

The Company extends credit terms to some of its clients, with accounts receivable being based on the contracted prices for products shipped by the Company. Normal accounts receivable are due thirty (30) days after the issuance of the invoice. Receivables past due more than one hundred twenty (120) days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and the specific circumstances of the customer.

As of September 30, 2019, the Company did not have any outstanding accounts receivable. As of December 31, 2018, the Company's outstanding accounts receivable totaled $109, a decrease of $1,771 from the $1,880 of accounts receivable as of December 31, 2017.

Inventory

The Company's inventory, when it has any, consists of finished beverage products that are ready for sale/shipment and bottling/packaging materials such as plastic bottles, caps, and labels that are used in the manufacturing process. As of September 30, 2019, the Company did not have any inventory. As of December 31, 2018 and 2017, the Company's inventory totaled $198 and $19,559, respectfully.

The $19,559 of inventory as of December 31, 2017 consisted of the following:

Finished product	$	14,853
Bottles and caps		3,060
Labels		1,646
Total inventory	$	19,559

Prepaid Expenses

As of both December 31, 2018 and 2017, the Company had prepaid expenses totaling $418 and $1,711, respectfully. Prepaid expenses were entirely related to insurance policies purchased by the Company.

Long-Lived Assets

The Company reviews its long-lived assets for impairment on a quarterly basis. Impairment of long-lived assets may occur when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever such impairment exists, the Company will record an impairment loss for the amount by which the carrying value exceeds the fair value. As of both September 30, 2019 and December 31, 2018 and 2017, the Company did not record any impairment losses related to its long-lived assets.

Earnings (Loss) Per Share

The Company computes net loss per share in accordance with ASC 260, *Earnings Per Share,* which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

The Company had a net loss for the nine-month period ended September 30, 2019 and for the years ended December 31, 2018 and 2017. Accordingly, there were no dilutive instruments for these periods as their effect would have been anti-dilutive.

Revenue and Cost Recognition

Revenue consists of the sale of the Company's beverage products. The Company recognizes revenue from product sales in accordance with ASC 606, *Revenue From Contracts With Customers.* Consistent with ASC 606, the Company records revenue at the time customers are invoiced at shipping point, provided (1) title and risk of loss has passed to the customer, (2) evidence of an arrangement exists, (3) fees are contractually fixed or determinable, (4) collection is reasonably assured through historical collection results and regular credit evaluations, and (5) there are no uncertainties regarding customer acceptance.

During the nine-month period ended September 30, 2019, the Company recorded revenue in the amount of $382. Revenue for the year ended December 31, 2018 was $6,211, while revenue for the year ended December 31, 2017 totaled $6,926. The Company's revenue consisted of beverage sales to certain retail stores and online product sales.

Cost of goods sold and operating expenses recognized in the Statements of Operations are expensed as incurred.

Advertising Costs

The Company's policy regarding advertising is to expense advertising costs when incurred. The Company recorded advertising/sales and marketing expense of $9,251 during the nine-month periods ended September 30, 2019. Advertising/sales and marketing expense during the years ended September 30, 2018 totaled $96,332 and $129,206, respectfully.

The Company's advertising/sales and marketing expenses during the year ended December 31, 2018 consisted of $47,078 related to costs incurred for online marketing campaigns and related materials, $37,500 paid to a third-party marketing firm to manage the Company's marketing operations, and $11,754 related to fees paid to consultants for advertising/marketing support.

During the year ended December 31, 2017, the Company recorded $75,000 of expense related to the services of a third-party marketing firm. The Company spent an additional $44,415 for various services related to its online marketing campaigns and the design and production of marketing materials. The Company also paid $9,791 to consultants who provided various advertising/marketing services to the Company.

Income Taxes

The Company uses the asset and liability method to account for income taxes as prescribed by ASC 740, *Income Taxes*. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates in the period during which they are signed into law.

The Company may recognize the tax benefit from an uncertain tax position claimed on a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative standards issued by the Financial Accounting Standards Board (FASB) also provide guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods and requires increased disclosures. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Under ASC 740, *Income Taxes*, a valuation allowance is required when it is more likely than not that all or some portion of the deferred tax assets will not be realized through generating sufficient future taxable income. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company's financial position or results of operations upon adoption.

Note 4. Related Party Transactions

Since the Company's inception, Sandra Marlowe, its Chief Executive Officer and founder, members of her immediate family, and a business entity owned and controlled by Sandra Marlowe have provided financing to the Company (see Note 7. Related Party Accrued Liabilities and Note 11. Related Party Notes Payable and Accrued Interest). The total amount provided as of September 30, 2019 was $219,800, of which $36,700 was recorded as related party accrued liabilities and the remaining $183,100 was recorded as the principal portion of related party notes payable and accrued interest. The total amount owed to related parties as of September 30, 2019 was $244,858, the details of which are as follows:

	As of September 30, 2019
Accrued liabilities, related parties	$ 36,700
Principal, related party notes payable and accrued interest	183,100
Interest, related party notes payable and accrued interest	25,058
	$ 244,858

With regard to the $36,700 of related party accrued liabilities, $35,700 consisted of Baqua expenses paid for with related party credit cards. The remaining $1,000 was cash advanced to the Company by the related party entity owned and controlled by Sandra Marlowe.

Note 5. Equipment

As of September 30, 2019, the Company had equipment, net of depreciation, totaling $1,825, which consisted of computer and office equipment with an original cost of $8,124 less accumulated depreciation of $6,299. The equipment consisted of approximately $5,043 of computer equipment and $3,081 of small office equipment. The Company has estimated the useful life of this equipment to be three (3) years and is depreciating said equipment on a straight-line basis over thirty-six (36) months.

Net equipment totaled $3,371 as of December 31, 2018, which consisted of equipment with an original cost of $8,124 less accumulated depreciation of $4,753. Net equipment totaled $7,432 as of December 31, 2017, which consisted of equipment with an original cost of $9,476 less accumulated depreciation of $2,044.

The following is a summary of the Company's long-lived assets:

	Nine Months Ended September 30, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Beginning balance	$ 3,371	$ 7,432	$ 2,949
Equipment purchased	-	-	5,731
Disposal of fully depreciated equipment	-	-	(1,298)
Equipment returned to vendor	-	(1,352)	-
Depreciation	(1,546)	(2,709)	50
Ending balance	$ 1,825	$ 3,371	$ 7,432

Note 6. Accounts Payable and Accrued Liabilities

As of September 30, 2019, the Company had recorded $122,961 of accounts payable and accrued liabilities, which consisted of $44,295 of accounts payable, $78,266 of Company credit debt, and $500 owed to a third-party consultant.

As of December 31, 2018, the Company had recorded $119,953 of accounts payable and accrued liabilities, which consisted of $41,187 of accounts payable, $78,266 of Company credit debt, and $500 owed to a third-party consultant.

As of December 31, 2017, the Company had recorded $131,238 of accounts payable and accrued liabilities, which consisted of $58,595 of accounts payable and $72,643 of Company credit debt.

Note 7. Related Party Accrued Liabilities

Since the Company's inception, Sandra Marlowe, its Chief Executive Officer and founder, members of her immediate family, and a business entity owned and controlled by Sandra Marlowe have provided financing to the Company (see Note 4. Related Party Transactions). As of September 30, 2019, the Company had recorded $36,700 of related party accrued liabilities, of which $35,700 consisted of Baqua expenses paid for with related party credit cards and the remaining $1,000 was cash advanced to the Company by the related party entity owned and controlled by Sandra Marlowe.

As of December 31, 2018 and 2017, the Company had recorded $27,145 and $19,498, respectfully, of related party accrued liabilities that consisted entirely of Baqua expenses paid for with related party credit cards.

Note 8. 9% Senior Secured Convertible Promissory Note and Accrued Interest

On September 20, 2016, the Company issued a 9% Senior Secured Convertible Promissory Note (the Senior Secured Convertible Note) in the principal amount of $54,000. The Senior Secured

Convertible Note has a stated rate of interest of nine percent (9%) per annum and a maturity date of August 31, 2018. Per the terms of the Senior Secured Convertible Note, any amount of principal or interest on this Note that is not paid when due shall bear interest at the rate of eighteen percent (18%) per annum from the due date thereof until the same is paid ("Default Interest").

The Holder shall have the right from time to time, and at any time commencing on the Issue Date and ending on the later of: (i) the Maturity Date and (ii) such later date as this Note has been paid in full, each in respect of the remaining outstanding principal amount and accrued interest under this Note, to convert all or any part of the outstanding and unpaid principal amount of this Note into shares of Common Stock (the "Conversion Shares") of the Company at the Conversion Price (as hereinafter defined) or any shares of capital stock or other securities of the Company into which such Common Stock shall hereafter be changed or reclassified at the Conversion Price (a "Conversion"); provided, however, that in no event shall the Holder be entitled to convert any portion of this Note in excess of that portion of this Note upon conversion of which the sum of (l) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Note or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Note with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 9.99% of the outstanding shares of Common Stock.

The conversion price (the "Conversion Price") in effect on any Conversion Date shall be equal to $1.80 per share of Common Stock, subject to equitable adjustments for stock splits, stock dividends, mergers or consolidations.

In accordance with ASC 470-20, *Accounting for Convertible Instruments*, the Company reviewed the conversion terms of the Senior Secured Convertible Note to determine if it resulted in a beneficial conversion feature (BCF) to the Holder. The Company determined that a BCF did not exist, as the conversion price was equal to the $1.80 per share price of the Company's common stock offering that was in effect at the time the Senior Secured Convertible Note was issued.

The Holder of the Senior Secured Convertible Note was also issued warrants to purchase 60,000 shares of the Company's common stock at a per share price of $2.00. Exercise of the warrants may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Expiration Date.

On the date of issuance, the Company estimated the fair value of the warrants using a weighted average Black-Scholes-Merton option pricing model with the following range of assumptions:

	Date of Issuance
Fair value of the Company's common stock	$1.80

19

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln	Ph.: +1(832)768-9254
Sugar Land, TX, 77498	Email:cpataxconsultant@gmail.com

Per share conversion price	$2.00
Term of the note (years)	2.00
Risk-free interest rate	0.17%
Expected volatility	159.75%
Dividend yield	-

Note that the estimated volatility of 159.75% represents the average annual volatility of six (6) randomly selected publicly traded beverage industry companies with estimated market capitalizations ranging from approximately $7 million to $85 million.

Based on the above criteria, the Company estimated the fair value of the warrants to be $78,622 as of the date of issuance. The Company expensed the entire $78,622 fair value of the warrants on the September 20, 2016 date of issuance of the Senior Secured Convertible Note because the warrants were immediately exercisable.

As of September 30, 2019, the Holder of the Senior Secured Convertible Note had not declared this note in default, so the Company has continued to accrue interest at the note's nine percent (9%) stated rate of interest.

The following table summarizes the outstanding loan principal and accrued and unpaid interest related to the Senior Secured Convertible Note:

	Nine Months Ended September 30, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Principal	$ 54,000	$ 54,000	$ 54,000
Accrued and unpaid interest	14,726	11,091	6,231
Total principal and accrued and unpaid interest	$ 68,726	$ 65,091	$ 60,231

Note 9. Convertible Bridge Notes and Accrued Interest

During the nine months ended September 30, 2019, the Company issued ten (10) Convertible Bridge Notes (the Convertible Bridge Notes) for aggregate cash proceeds of $9,250. The Convertible Bridge Notes have a maturity date two hundred seventy (270) days from the date of issue and an interest rate of five percent (5%) per annum. The Company recorded accrued and unpaid interest of $107 in relation to the Convertible Bridge Notes during the nine months ended September 30, 2019.

Per the terms of the Convertible Bridge Notes, the Holder(s) has the option to convert the outstanding loan principal into shares of the Company's common stock at a per share conversion price equal to fifty percent (50%) of the $2.50 per share price of the Company's Qualified Equity

Filing. The Convertible Bridge Notes can only be converted upon the occurrence of (i) a Qualified Equity Filing, (ii) a Corporate transaction, or (iii) the maturity of the note.

Per the terms of the Convertible Bridge Notes, a Qualified Equity Filing is defined as the first filing of any registration statement or notice filed under the Securities Act of 1933, as amended, and a Corporate Transaction is defined as:

  i.   the closing of the sale, transfer or other disposition of all or substantially all the Company's assets;
  ii.   the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity);
  iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company(or the surviving or acquiring entity); or
  iv.   the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if (a) its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by who held the Company's securities immediately prior to such transaction, or (b) it is a bona fide equity financing for capital raising purposes.

In accordance with ASC 470-20, *Accounting for Convertible Instruments*, the Company determined that the Convertible Bridge Notes contained a beneficial conversion feature (BCF), as the stated per share conversion price was at a discount to the per share price of the Qualified Equity Filing. The Company estimated the fair value of the BCF to be $9,357 as of September 30, 2019. Consistent with ASC 470-20, the Company will record the $9,357 BCF as non-cash interest expense upon the occurrence of the contingent event.

As of September 30, 2019, the Company had recorded a $9,397 liability on its balance sheet in relation to the Convertible Bridge Notes, of which $9,250 was principal and $107 was accrued and unpaid interest.

Note 10. Notes Payable and Accrued Interest

Harvest Growth Fund I

During the year ended December 31, 2017, the Company borrowed $17,000 from an independent third-party entity named Harvest Growth Fund 1 (Harvest Growth). The Company also recorded $852 of accrued and unpaid interest expense related to this loan as of December 31, 2017.

These funds were loaned to the Company without any formal written agreement between the Company and Harvest Growth. However, the parties verbally agreed to a nine percent (9%) annual rate of interest.

During the year ended December 31, 2018, the Company repaid Harvest Growth the entire $17,000 loan principal plus the $852 of accrued interest. As of both September 30, 2019 and December 31, 2018, the Company did not owe any principal and/or accrued and unpaid interest to Harvest Growth.

Greenline BDC

During the year ended December 31, 2017, the Company borrowed $45,000 from an independent third-party lender named Greenline BDC (Greenline). The Company also recorded $2,455 of accrued and unpaid interest expense related to this loan during the year ended Dec ember 31, 2017.

During the year ended December 31, 2018, the Company borrowed an additional $76,338 from Greenline, and recorded accrued and unpaid interest expense of $8,088.

During the nine months ended September 30, 2019, the Company borrowed an additional $500 from Greenline while recording $8,190 of accrued and unpaid interest expense.

The following table summarizes the borrowing activity between the Company and Greenline:

	Nine Months Ended September 30, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Principal - Greenline BDC	$ 121,838	$ 121,338	$ 45,000
Principal - Harvest Growth Fund I	-	-	17,000
Total principal	121,838	121,338	62,000
Accrued interest - Greenline BDC	18,733	10,543	2,455
Accrued Interest - Harvest Growth Fund I	-	-	852
Total accrued interest	18,733	10,543	3,307
Total notes payable and accrued interest	$ 140,571	$ 131,881	$ 65,307

These funds were loaned to the Company by Greenline without any formal written agreement between the Company and Greenline. However, the parties verbally agreed to a nine percent (9%) annual rate of interest. As of September 30, 2019, the Company was in the process of preparing a formal loan agreement with Greenline.

Note 11. Related Party Notes Payable and Accrued Interest

Sandra Marlowe, the Company's Chief Executive Officer and founder, and her mother, Betty Williams, have loaned the Company money at various times since its inception (see Note 4. Related Party Transactions). As of September 30, 2019, the Company was in the process of preparing formal loan agreements with both Sandra Marlowe and Betty Williams. As of September 30, 2019, in lieu of formal loan documents that specify the terms and conditions related to the borrowing of these funds, the Company has recorded these borrowings as related party notes payable under the current liabilities section of its balance sheet. The Company has accrued interest on these funds at the rate of eight percent (8%) per year.

The following table summarizes the transactions related to these related party notes payable:

	Nine Months Ended September 30, 2019	For the Years Ended December 31,				
		2018	2017	2016	2015	2014
Beginning balance - principal	$ 154,100	$ 80,100	$ 20,100	$ 2,100	$ 2,100	$ -
Sandra Marlowe	24,000	24,000	60,000	18,000	-	2,100
Betty Williams	5,000	50,000	-	-	-	-
Ending balance - principal	183,100	154,100	80,100	20,100	2,100	2,100
Beginning balance - accrued interest	15,126	5,354	1,558	223	55	-
Sandra Marlowe	6,927	8,303	3,796	1,335	168	55
Betty Williams	3,005	1,469	-	-	-	-
Ending balance - accrued interest	25,058	15,126	5,354	1,558	223	55
Total principal and accrued interest	$ 208,158	$ 169,226	$ 85,454	$ 21,658	$ 2,323	$ 2,155
Total principal and accrued interest:						
Sandra Marlowe	$ 148,684	$ 117,757	$ 85,454	$ 21,658	$ 2,323	$ 2,155
Betty Williams	59,474	51,469	-	-	-	-
Total principal and accrued interest	$ 208,158	$ 169,226	$ 85,454	$ 21,658	$ 2,323	$ 2,155

Note 12. Long-Term Notes Payable

During the year ended December 31, 2017, the Company issued five (5) Original Issue Discount (OID) Promissory Notes (the "OID Notes") in the aggregate original principal option amount of $174,375. Per the terms of the OID Notes, the maturity date was two (2) years from the date of issue and the notes accrued interest at the rate of six percent (6%) per annum. The total aggregate amount of the discount for the OID Notes was $45,000, which resulted in net cash proceeds of

$129,375 ($174,375 - $45,000 = $129,375). The Company recorded the $45,000 discount as a debt discount on its balance sheet, which in effect reduced the outstanding principal balance of the OID Notes to $129,375.

During the year ended December 31, 2018, two of the Holders of the OID Notes loaned the Company an additional $15,625 of original principal option amount, in the aggregate, pursuant to the terms of the OID Notes, which resulted in net cash proceeds of $13,125 and an additional $2,500 of debt discount.

The OID Notes also gave the Holder(s) the option, at their sole discretion, to have the Company repay the outstanding principal balance (net of the discount) in cash when the Company qualified as a qualified entity, the Holder(s) qualified as a qualified Investor, and the subsequent investment in the Kentucky Angel Investment Act Offering qualified as a qualified investment as authorized under the authority of KRS 154.20-230 through KRS 154.20-240. Should the Holder(s) exercise this option, which required the Holder(s) to give the Company ten (10) days advance notice, the Holder(s) was to receive their entire outstanding principal balance (net of the discount) but not the 6% accrued interest. The Holder(s) would then be entitled to re-invest the entire original principal option amount of their OID Note into shares of the Company's common stock at a per share price of $2.50 via the Company's Kentucky Angel Investment Act Offering. If the Holder(s) chose not to exercise this option, then upon maturity of the OID Note(s), the Holder(s) would only receive the discounted principal amount plus the 6% accrued interest.

During the year ended December 31, 2018, all of the Holders of the OID Notes exercised their option to have the Company pre-pay their notes so that the proceeds could be used to purchase shares of the Company's common stock at a per share price of $2.50, which resulted in the issuance of 76,000 shares of the Company's common stock. Upon the exercising of these options, the Company expensed the entire $47,500 debt discount as a non-cash interest expense in its Statements of Operations for the year ended December 31, 2018.

The following summarizes the OID Notes:

Original principal option amount of the OID Notes	$	190,000
Less discount		(47,500)
Net principal amount of the OID Notes	$	142,500
Original principal option amount of the OID Notes Payable invested in the Kentucky Angel Investment Act Offering	$	190,000
Per share purchase price	$	2.50
Number of shares of the Company's common stock issued		76,000

Note 13. Stockholders' Deficit

Preferred Stock

The Company is authorized to issue a maximum of 2,000,000 shares of preferred stock with a par value of $0.0001 per share. As of September 30, 2019, the Company had not issued any shares of preferred stock.

Common Stock

The Company is authorized to issue a maximum of 8,000,000 shares of common stock with a par value of $0.0001 per share. As of September 30, 2019, the Company had 2,155,655 shares of its common stock issued and outstanding.

The Company did not issue any shares of its common stock during the nine months ended September 30, 2019.

During the year ended December 31, 2018, the Company issued 76,000 shares of its common stock in relation to the conversion of the five (5) Original Issue Discount (OID) Promissory Notes (see Note 12. Long-Term Notes Payable). The shares were issued for total consideration of $190,000, of which $142,500 was cash proceeds received by the Company upon issuance of the Original Issue Discount (OID) Promissory Notes and the remaining $47,500 was related to the discount on Original Issue Discount (OID) Promissory Notes.

The following summarizes the conversion of OID Notes into shares of the Company's common stock:

Original principal option amount of the OID Notes	$	190,000
Less discount		(47,500)
Net principal amount of the OID Notes	$	142,500
Original principal option amount of the OID Notes Payable invested in the Kentucky Angel Investment Act Offering	$	190,000
Per share purchase price	$	2.50
Number of shares of the Company's common stock issued		76,000

During the year ended December 31, 2017, the Company issued 15,100 shares of its common stock for cash proceeds of $30,200. The shares were issued in relation to the Company's Crowd Funding offering via Start Engine. This offering closed as of December 31, 2016, with the Company receiving the proceeds in January 2017 and issuing the related shares in January 2017. The shares were sold at a per share price of $2.00.

During the year ended December 31, 2016, the Company issued 85,631 shares of its common stock for cash proceeds of $135,675. The Company issued 74,555 shares of its common stock in relation to its "Friends and Family" offering, with cash proceeds totaling $134,200 at a per share price of

$1.80. The remaining 11,076 shares were issued to were issued to Patterson Hicks, a Founder, for cash proceeds of $1,475.

During the year ended December 31, 2015, the Company issued 1,609,096 shares of its common stock for cash proceeds of $39,675. The Company issued 1,595,767 shares of its common stock to Sandra Marlowe, the Company's Chief Executive Officer and founder, for cash proceeds of $37,900. The remaining 13,329 shares were issued to Patterson Hicks, a Founder, for cash proceeds of $1,775.

During the year ended December 31, 2014, the Company issued 369,828 shares of its common stock for cash proceeds of $17,000. The Company issued 294,733 shares of its common stock to Sandra Marlowe, the Company's Chief Executive Officer and founder, for cash proceeds of $7,000. The remaining 75,095 shares were issued to Patterson Hicks, a Founder, for cash proceeds of $10,000.

The following summarizes the number of shares of the Company's common stock issued and outstanding as of September 30, 2019:

	Shares		Consideration Received
Sandra Marlowe, the Company's Chief Executive Officer and Founder	1,890,500	$	44,900
Patterson Hicks, Founder	99,500		13,250
Holders of convertible Original Issue Discount (OID) Notes	76,000		190,000
Friends and Family offering	74,555		134,200
Crowd Funding offering	15,100		30,200
Total	2,155,655	$	412,550

Warrants

On September 20, 2016, the Company issued a 9% Senior Secured Convertible Promissory Note (the Senior Secured Convertible Note) in the principal amount of $54,000 (see Note 8. 9% Senior Secured Convertible Promissory Note and Accrued Interest). The Holder of this note was also issued warrants to purchase 60,000 shares of the Company's common stock at a per share price of $2.00. Using the Black-Scholes-Merton option pricing model, the Company estimated the fair value of these warrants to be $274,025 as of the date of issue. The Company expensed the entire $274,025 as non-cash warrant expense on the date of issue, as the warrants were immediately exercisable. As of September 30, 2019, these warrants had expired without having been exercised.

The following table summarizes the number of shares issuable as of September 30, 2019:

	As of September 30, 2019
Maximum authorized number of shares of common stock	8,000,000

Shares issued and outstanding at September 30, 2019	2,155,655
Shares issuable upon conversion of the 9% Convertible Promissory Note	38,181
Shares issuable upon conversion of Convertible Bridge Notes	7,486
Total shares of common stock that could have been issued as of September 30, 2019	2,201,322
Shares of common stock available for issuance as of September 30, 2019	5,798,678

Note 14. Subsequent Events

The following material events/transactions have occurred since December 31, 2018:

Common Stock Sold by Royalty Ridge LLC

On December 2, 2019, Greenline BDC Inc. (Greenline), a third-party entity that has provided both consulting services and $121,838 of funding (see Note 10. Notes Payable and Accrued Interest) to the Company, purchased 525,000 shares of the Company's common stock from Royalty Ridge LLC (Royalty Ridge) for cash proceeds of $52.50. Royalty Ridge is a related-party entity owned and controlled by Sandra Marlowe, the Company's Chief Executive Officer and founder. The 525,000 shares purchased by Greenline represent approximately 24.4% of the 2,155,655 shares of the Company's common stock that was issued and outstanding as of both September 30, 2019 and December 31, 2018.

Consulting Services

On December 2, 2019, the Company agreed to pay Greenline a monthly consulting fee of $7,500 beginning on January 1, 2020.

On December 2, 2019, the Company also agreed to pay $30,000, in the aggregate, to two (2) independent consultants in return for accounting, business management, and business development services. The Company will record the $30,000 as an expense in its statement of operations for the fiscal year ended December 31, 2019 and as an accrued liability on its balance sheet as of December 31, 2019. The Company is not obligated to make any cash payment(s) to these two consultants until, and unless, it secures a minimum of two-hundred fifty thousand dollars ($250,000) of new financing.

Convertible Bridge Notes

In May 2019, the Company began issuing Convertible Bridge Notes (see Note 9. Convertible Bridge Notes and Accrued Interest) that have a maturity date two hundred seventy (270) days from the date of issue and an interest rate of five percent (5%) per annum. As of September 30, 2019, the Company had issued ten (10) Convertible Bridge Notes for aggregate cash proceeds of $9,250. Accrued and unpaid interest on these ten notes totaled $107 as of September 30, 2019.

Related Party Notes Payable

During the nine-month period ended September 30, 2019, the Company borrowed $29,000, in the aggregate, from Sandra Marlowe, the Company's Chief Executive Officer and founder, and her mother, Betty Williams (see Note 11. Related Party Notes Payable and Accrued Interest). The $29,000 of related party borrowings consisted of $24,000 from Sandra Marlowe and $5,000 from Betty Williams. As of September 30, 2019, in lieu of formal loan documents that specify the terms and conditions related to the borrowing of these funds, the Company has recorded these borrowings as related party notes payable under the current liabilities section of its balance sheet. The Company has accrued interest on these funds at the rate of eight percent (8%) per year.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Baqua, Inc.

Baqua Prebiotic Beverages: Pure, Powerful, Refreshment




⊙ **Website**   ⚲ Lexington, KY   FOOD & BEVERAGE

$7,968 raised ⓘ

17 Investors	**72** Days Left
$2.50 Price per Share	**$5.39**M Valuation
Equity Offering Type	**$250.00** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Baqua bridges health and convenience with delicious prebiotic drinks containing ancient grains. Civilizations have benefited from the health properties of ancient grains for over 2000 years. Now this ancient wisdom is crafted into each of our body-boosting beverages. Baqua contains a naturally wheat-free proprietary blend of the ancient grains barley, amaranth, quinoa, oats, chia, buckwheat and millet. We are excited to share that we've added another dynamic ancient grain to the newest line of Baqua drinks—hemp. Hemp is one of the oldest and most sustainable crops grown, and delivers powerful nutritional benefits.

Overview   Terms   Updates   Comments

 Follow

Reasons to Invest

- Large Market - The global functional beverage market is projected to reach $208 billion by 2024. (Research conducted by ResearchAndMarkets.com)

- Strong Appeal - Healthy grain drinks are popular around the world

- Healthy Product - Baqua's prebiotics support digestive health

Bonus Rewards

Get rewarded for investing more into Baqua, Inc.

$250+
Investment

StartEngine Owner's Bonus

"Pure, Powerful Refreshment"

THE PROBLEM

Consumers want drinks with benefits

Looking for more from your drink? Then power like the ancients with Baqua! For thousands of years, people have turned to the land for sustainable nourishment. Now you can enjoy delicious plant based drinks like the Ancient Greeks--who drank Barley Water for replenishment. The Baqua team ramped up the nutrition in our drinks with a blend of body-boosting ancient grains, delivering strength in every sip.

THE SOLUTION

BAQUA: delicious prebiotic drinks

The ancient grains in Baqua's drinks have been delivering health benefits for over 2,000 years. Medical studies indicate that whole grains help support heart and digestive health. Today's consumers are reading labels to critique ingredients, and looking for natural products that deliver body benefit. Baqua's newest lines of drinks contain our original six supergrains--amaranth, quinoa, chia, oats, millet and buckwheat--plus another of the world's oldest and most sustainable crops - HEMP! Our new Hemp drinks--teas, coffee, and shots--are rich in prebiotics from our crafted blend of ancient grains, and deliver therapeutic benefits from hemp. Baqua's hemp teas, coffees, and shots will be your go-to beverages for digestive health and enhanced wellness.


Baqua
Hemp Tea
Our Hemp Tea Has Body-Boosting Properties For Optimal Health.

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progr please see the Offering Summary section below.

Super Early Bird

Invest in the first week and get an additional 15% bonus shares.

3 days 14 hours 15 mins 8 secs

$500+
Investment

5% Discount

Invest $500+ and receive a 5% disc for 1 year on products purchased

$1,000+
Investment

10% Discount

Invest $1,000+ and receive a 10% discount for 1 year on products purchased online.

$2,500+
Investment

15% Discount

Invest $2,500+ and receive a 15% discount for 2 years on products purchased online.

$5,000+
Investment

20% Discount w/ 5% Bonus Shares

Invest $5,000+ and receive a 20% discount for 2 years on products, a with our founders, a small sample of products, and 5% bonus shares



THE MARKET

Plant based drinks are the fastest growing sector of healthy beverages

Healthy beverages sales are booming! The popularity of Kombuchas, which contain probiotics, prove that consumers want drinks that are good for your gut. Baqua contains **prebiotics** that nourish probiotics. Baqua is a good companion product to Kombuchas, and we believe Baqua drinks can rise in tandem with their popularity.

- The global functional beverage market is 88.7B.
- The US functional beverage market is 19.2 B. Baqua's target SOM is $1.2M.

Sources: Marketwatch & CSP


Functional Beverage Market Growth Rate (%)
North America, 2019-2024
CAGR: 5.16%
2019
2020
2021
2022
2023
2024
Source: Mordor Intelligence





$20,000+

Investment

Founder Access w/ 10% Bonus Shares

Invest $20,000+ and receive dinne
two-night accommodations* to sp
time with our founding team. Inclu
large sampler pack of products an
bonus shares. *Includes $400 tow
transport.





OUR TRACTION

People love Baqua!

In the 15 months that Baqua was in the market, sales increased by 37.5%. We had a successful first StartEngine campaign, raising $33K, exceeding our goal of $10K. It was clear that the people knew what they wanted -- drinks that deliver natural energy and strengthen immunity. We are borrowing from the old ways to craft this new and exciting drink.


"I'm Not Really A Big Fan Of Health Drinks Because Most Of Them Taste Weird, But Baqua's Lemon Mint Flavor Is Something I Actually Go Out Of My Way To Buy."
-M.D., Nicholasville, KY

WHAT WE DO

Baqua delivers powerful health benefits

Baqua original's line is unique amongst beverages for its use of Amaranth, Quinoa, Chia, Oats, Millet, and Buckwheat, blended with natural ingredients to provide **prebiotics, antioxidants, vitamins**, and **electrolytes.** Baqua contains plant-based, wholesome ingredients and is crafted for optimal bioavailability. What does this all mean? A drink that tastes good and makes you feel good. Embrace old world wisdom with every delicious, body-boosting sip.



" Baqua Is A Crafted Blend Of Seven Ancient Grains And Nutritious Juices, Delivering Plant-Based Prebiotics, Antioxidants, Vitamins, And Electrolytes. "

THE BUSINESS MODEL

Buy local, buy Baqua

Baqua plans to be available directly to our customers, as well as in your local grocery store. Everyone deserves to have access to prebiotic goodness, which is why we're planning to expand our reach in a strategic manner. Baqua was test marketed in three Kroger stores and we determined that sales are highest with millennials. College campuses and military bases have a concentrated supply of our target consumers. Baqua plans to establish a an initial retail presence in natural food grocers and supermarkets in Cincinnati, Ohio, Louisville and Lexington, Kentucky, and expand into west LA and NYC. Baqua also plans to sell through Amazon Prime.




"I Must Say That The Opportunity To Support A Small Business That Provides A Level Of Customer Service That I Truly Believed Had Vanished Was A Real Pleasure."
-C.S., New Braunfels, TX

HOW WE ARE DIFFERENT

Drinking with good intentions

Our product is only as good as the ingredients we use and the message we send. That's why we have chosen to partner with organizations that support veteran and farming communities. These charities offer a range of valuable services, including those that help combat the growing farmer shortage by educating, training and equipping veterans with the skills they need to succeed in the farming business. By supporting charities such as these, we're able to give back to two of our most valuable resources: the farmers and veterans who have given so much to us.


GROUND
Battlefields to Farmfields

- Baqua delivers more balanced electrolytes than leading sports drinks and provides the body with heart healthy antioxidants.

- No artificial sweeteners, colors, or flavors.
- Every bottle replenishes your body with essential minerals and phytonutrients (plant derived nutrients.)
- Baqua is just about the healthiest, and dare we say, most delicious hydration around!

THE VISION

Supporting Wellness With Every Sip

We are excited about our new line of Hemp drinks. Ancient wisdom with a modern twist! Baqua contains time-tested ingredients our customers can feel good about. You only have one body and we want to help you treat it right! Baqua's original line flavors of red currant, apple ginger, and blueberry pineapple will leave you refreshed and replenished. Baqua's hemp drinks in development are hemp elixir shots, hemp coffee shots, hemp tea and hemp coffee. Each one supports wellness and delivers prebiotic benefit.


BAQUA
ANCIENT GRAIN TISANE
APPLE GINGER



OUR TEAM

Merging diverse backgrounds with experience

Baqua's board members bring experience across many facets of business. Board member Bena Halecky, retired Proctor and Gamble executive, brings deep production experience as Plant Production Manager at JIF in Lexington, KY, then years consulting at production plants around the world. David Hasler, former Fazoli's CFO, brings corporate experience in restaurants, licensing, and franchises. The insight of the founders show strength in analyses of market trends and the ability to craft products to meet that need. Rachael Bullock, Senior Sales Director with Mary Kay Cosmetics, oversees a team with annual sales of $1.2M and brings her business and marketing wisdom to the board.

Sandra W. Marlowe - CEO

Sandra W. Marlowe, our Chief Executive Officer from inception to the present, is the founder of the Company and initiated the development of the Baqua brand and its products. In January 2011, Sandra was a founding partner of Royalty Ridge LLC, a healthy food and beverage company that is the controlling shareholder of Baqua, Inc. From January 2010 until December 2013, she served as Chief Executive Officer of Royalty Ridge, where she gained experience in bringing health-based food products to market, including Marlowe Granola. Sandra is a competitive swimmer and competes with United States Masters Swimming. She has numerous state records, has placed top 10 nationally and in the top 20 in international competitions. As an athlete, Sandra is aware of the need for beverages that optimize training and performance. She attended the University of Florida in Gainesville, Florida, where she concentrated in Health Education.





Rachael Bullock
Executive Board Secretary


POWER

Bena Halecky
Production Specialist




David Hasler, CPA
Executive Board Member

Justin Frederico, PhD
Scientific Advisory Board



Rebecca Bullock
Social Media Manager

WHY INVEST ──────────────

Drink up the power of ancient grains

There has never been a better time to be on the forefront of plant-based health drinks -- the beverage market is ripe for innovation! Customers are trending away from sugary sodas and want function from their drinks. The digestive health drink market is booming! Baqua is positioned to rise with consumer demand. We craft drinks with ingredients that have been around for thousands of years, but we are constantly introducing new and fresh ideas. Baqua is looking for investors to grow with us! With a nod to the past and an eye toward the future, Baqua can be the new go-to drink for health and wellness.





In the Press

[SHOW MORE]

Offering Summary

Company :	Baqua, Incorporated
Corporate Address :	325 W Main St Suite 300, Lexington, KY 40507
Offering Minimum :	$10,000.00
Offering Maximum :	$500,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	4,000
Maximum Number of Shares Offered :	200,000
Price per Share :	$2.50
Pre-Money Valuation :	$5,389,137.50

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Bonuses

Time-Based Perks:

Friends and Family

Invest in the first 48 hours and get an additional 20% bonus shares

Super Early Bird

Invest in the first week and get an additional 15% bonus shares

Early Bird

Invest in the first 2 weeks and get an additional 10% bonus shares

Amount Based Perks:

$500+

5% Discount

Invest $500+ and receive a 5% discount for 1 year on products purchased online

$1,000+

10% Discount

Invest $1,000+ and receive a 10% discount for 1 year on products purchased online

$2,500+

15% Discount

Invest $2,500+ and receive a 15% discount for 2 years on products purchased online

$5,000+

20% Discount w/ 5% Bonus Shares

Invest $5,000+ and receive a 20% discount for 2 years on products, a call with our founders, a small sampler pack of products, and 5% bonus shares

$20,000+

Founder Access w/ 10% Bonus Shares

Invest $20,000+ and receive dinner and two-night accommodations* to spend time with our founding team. Includes a large sampler pack of products and 10% bonus shares

Includes $400 towards transport.

All bonuses occur after the offering is commpleted.

The 10% Bonus for StartEngine Shareholders

Baqua, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Baqua, Inc. to get notified of future updates!

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Delbert Reynolds SE OWNER 43 INVESTMENTS INVESTED 2 days ago
would consider investing can you answer the ??? from Daniel & Arlette Thank You.

> **Sandra Marlowe investor@baqua.com** - **Baqua, Inc.** 2 days ago
> Delbert, thanks for engaging with us! I would be happy to answer any additional questions.

Daniel McCormack SE OWNER 10 INVESTMENTS 2 days ago
Love the offering! Couple of quick ?'s..what is your anticipated price per bottle? And who do you see as your primary competition? Thank you.

> **Sandra Marlowe investor@baqua.com** - **Baqua, Inc.** 2 days ago
> Daniel, thanks for asking! Our original line has a $3.99 MSRP. The hemp shots and drinks are still in development and we have not yet set the price points. BioSteel and Body Armor are better-for-you sports drinks that are competitors to our original line. Recess, Sprig, Joybird, and TranquiliTea CBD are competitors to our hemp lines.

Arlette Underwood `SE OWNER` `5 INVESTMENTS` 3 days ago
Is there a list of ingredients I can see for all the flavors you offer. ? and where can I find this product to try?? Thanks

> **Sandra Marlowe investor@baqua.com** - **Baqua, Inc.** a day ago
> Arlette, I need to correct my reply. After recent revisions, the ingredient lists are not posted on the website. All flavors contain juices, grains, and 100% RDA Vitamin C. Here are the ingredients from our Red Currant flavor: Apple Juice, Pear Juice, Water, Red Currant Juice, Lemon Juice, Natural Flavors, Soluble Prebiotic Fiber, Grains (Oat Bran, Amaranth, Quinoa, Buckwheat, Millet, Chia), Sea Salt, and Ascorbic Acid (Vitamin C).

> **Sandra Marlowe investor@baqua.com** - **Baqua, Inc.** 2 days ago
> Arlette, the ingredient lists and nutritional fact panels are displayed on our website at www.baqua.com. We will restock on Amazon in 6 weeks after the next production run. Thank you for asking!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Transcript for Baqua 2 min Video

What inspires you? Our family was inspired to create a beverage that would deliver exactly what you need.

Baqua...a delicious crafted blend of ancient grains and organic juices that delivers prebiotics, antioxidants, vitamins and electrolytes all in one delicious drink. The key ingredients in Baqua are our ancient grains: barley, amaranth, quinoa, oats, chia. These have remained relatively unchanged for thousands of years and have been strengthening civilizations since the beginning of time.

They're a superfood, rich in vitamins, minerals and phytonutrients. No artificial flavors, no artificial sweeteners, just pure powerful refreshment.

The Ancient Grains in Baqua contain specific body boosting and heart healthy antioxidants that are not found in fruits and vegetables. We've tasted, we've critiqued, we've read labels, and we feel like we have crafted a product that is better than what is out there.

It not just quenches your thirst, but it has more electrolytes than any of the leading sports drinks. Whether you're heading to school, to the pool, to the gym, to the court, to play golf, whatever it is, Baqua delivers. If you want something that is just delicious and refreshing as you kick back, you've got it.

If you're out there sweating and working out hard, pushing your body to see what its limits are, you know you need to replace your electrolytes--you've got it. Choose Baqua. It delivers pure, powerful refreshment.

Baqua contains prebiotic fiber that feeds the probiotics in your gut. This makes for a very healthy belly. Our team has devoted years to developing this product because we believe in it.

By investing in Baqua you are bringing your resources into one of the fastest growing sectors world wide.

Join us on this journey as we launch Baqua.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:40 PM 03/30/2016
FILED 01:40 PM 03/30/2016
SR 20161968072 - File Number 6003841

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Kentucky.

2.) The jurisdiction immediately prior to filing this Certificate is Kentucky.

3.) The date the Limited Liability Company first formed is 03/14/2014.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Belgrio, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Baqua, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 28th day of March, A.D. 2016.

By: [signature]

Name: Sandra Williams Marlowe
Print or Type

Title: Manager
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:40 PM 03/30/2016
FILED 01:40 PM 03/30/2016
SR 20161968072 - File Number 6003841

CERTIFICATE OF INCORPORATION

OF

BAQUA, INC.

(Pursuant to Section 102 of the Delaware General Corporation Law)

1. The name of the corporation is BAQUA, INC. (the "Corporation").

2. The registered office of the Corporation in the State of Delaware is located at 3411 Silverside Road, Rodney Building, Suite 104, Wilmington, Delaware 19810, County of New Castle. The name of its registered agent at such address is Corporate Creations Network, Inc.

3. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "DGCL").

4. The Corporation is to have perpetual existence.

5. The total number of shares of capital stock which the Corporation shall have authority to issue is: Ten Million (10,000,000). These shares shall be divided into two classes with 8,000,000 shares designated as common stock at $.0001 par value (the "Common Stock") and 2,000,000 shares designated as preferred stock at $.0001 par value (the "Preferred Stock").

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

6. The Board of Directors shall have the power to adopt, amend or repeal the by-laws of the Corporation.

7. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended DGCL. No amendment to or repeal of this Article 7 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

8. The Corporation shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, each person that such section grants the Corporation the power to indemnify.

9.   The name and mailing address of the incorporator is Sandra W. Marlowe, at 1096 Corman Lane, Nicholasville, Kentucky 40356.

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this 28th day of March, 2016.

_____

Sandra W. Marlowe

Incorporator